GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
June 29, 2010

Mr. Jeffrey P. Riedler	VIA FACSIMILE AND EDGAR
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	WITHDRAWAL OF REQUEST FOR ACCELERATION GEOVAX LABS, INC. Registration Statement on Form S-1 File No. 333-165828
Dear Mr. Riedler:
     GeoVax Labs, Inc. hereby withdraws our previous request for acceleration of the effective date of the above-captioned registration statement.
     If you have any questions, please contact me at 678-384-7220. Thank you for your time and attention.

Very truly yours, GEOVAX LABS, INC.
By:	/s/ Robert T. McNally
Robert T. McNally, Ph.D.
President and Chief Executive Officer

cc:	Michael Rosenthal, Esq. Fred Toney (Global Hunter Securities) Clinton D. Richardson, Esq. T. Clark Fitzgerald III, Esq.